

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 20, 2016

Robert F. Licopoli
Chief Executive Officer
360 Sports, Inc.
244 5th Avenue, Suite R260
New York, NY 10001

> **Re:** **360 Sports, Inc.**
> **Amendment No. 1 to**
> **Draft Offering Statement on Form 1-A**
> **Submitted January 6, 2016**
> **CIK No. 0001652577**

Dear Mr. Licopoli:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Part F/S

1. We note that you have included hyperlinks to the financial statements. Please include the financial statements in Part F/S of the offering circular or tell us your basis for including them by hyperlink.

Legality Opinion

2. We note that the opinion of counsel as to the legality of the securities refers to Class A units while the offering circular refers to both Class A common shares and Class A units. Please revise.

Exhibits

   3. Please file all required exhibits prior to requesting qualification.

      Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure